SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DOBSON COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

12.25% Senior Exchangeable Preferred Stock

13% Senior Exchangeable Preferred Stock
(Title of Class of Securities)

256069303 (12.25% Senior Exchangeable Preferred Stock)

256072505 (13% Senior Exchangeable Preferred Stock)
(CUSIP Number of Class of Securities)

Bruce R. Knooihuizen

14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Paul W. Theiss, Esq. Bruce F. Perce, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy J. Melton, Esq. Edward B. Winslow, Esq. Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

Transaction Valuation(*)	Amount of Filing Fee(**)

$236,584,280	$27,846

(*)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Registrant’s 12.25% preferred stock and 13% preferred stock that may be received by the Registrant in the exchange offer.

(**)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,00 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $27,846	Filing Party: Dobson Communications Corporation
Form or Registration No.: Form S-4 (file No. 333-122089)	Date Filed: January 18, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission on January 18, 2005, by Dobson Communications Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) cash or shares of the Company’s Class A common stock, at the holders election and subject to proration, for all outstanding shares of the Company’s 12.25% Senior Exchangeable Preferred Stock (the “12.25% Preferred Stock”) and the Company’s 13% Senior Exchangeable Preferred Stock (the “13% Preferred Stock” and, collectively with the 12.25% Preferred Stock, the “Preferred Stock”), on the terms and subject to the conditions described in the prospectus, as amended (the “Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-122089), relating to the shares of common stock to be issued to stockholders in the Exchange Offer (the “Registration Statement”). Holders of the Company’s 12.25% Preferred Stock and 13% Preferred Stock may elect to receive, for each share of Preferred Stock validly tendered and not properly withdrawn, and subject to proration, either (1) cash in the amount of $530.00, or (2) shares of our Class A common stock with a market value, based on the volume weighted average price of our Class A common stock on the Nasdaq National Market during the five trading day period ending on the second trading day prior to the expiration date of the Exchange Offer as described in the Prospectus, of $530.00, subject to a minimum of 265 shares and a maximum of 353 shares for each share of Preferred Stock validly tendered and not properly withdrawn.

      For the 12.25% Preferred Stock, the maximum cash consideration the Company will pay is equal to $12.2 million plus any cash not subscribed for in the 13% Preferred Stock exchange offer, and the maximum number of shares of Class A common stock the Company will issue is equal to 8.2 million shares plus any shares not subscribed for in the 13% Preferred Stock Exchange Offer. For the 13% Preferred Stock, the maximum cash consideration the Company will pay is equal to $51.1 million plus any cash not subscribed for in the 12.25% Preferred Stock Exchange Offer, and the maximum number of shares of Class A common stock the Company will issue is equal to 34.1 million shares plus any shares not subscribed for in the 12.25% Preferred Stock Exchange Offer. If holders elect to receive amounts in excess of those limits, the Company will allocate the cash or shares of Class A common stock, as applicable, in accordance with the proration procedures described in the Prospectus.

      In connection with the Exchange Offer, the Company is also soliciting consents from holders of the Company’s 12.25% Preferred Stock and 13% Preferred Stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to each series of Preferred Stock and (2) waive compliance by the Company with the provisions of the certificates of designation to be eliminated by the proposed amendments until such waivers terminate as described in the Prospectus (the “Consent Solicitation”). Each holder that has validly tendered and not properly withdrawn its shares of Preferred Stock will be entitled to a cash consent fee of $10.00 for each share of Preferred Stock tendered.

      The information set forth in the Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal and Consent, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.	Summary Term Sheet.

      The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation” and “Summary — The Exchange Offer and Consent Solicitation” is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) Name and Address.

      The name of the subject company is Dobson Communications Corporation. The address of the Company’s principal executive offices is 14201 Wireless Way Oklahoma City, Oklahoma 73134. The Company’s telephone number is (405) 529-8500.

      (b) Securities.

      The information set forth in the Prospectus in the section entitled “Description of Capital Stock” is incorporated herein by reference.

      (c) Trading Market and Price.

      The information set forth in the Prospectus in the section entitled “Market Price of and Dividends on Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

      (a) Name and Address.

      The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

      Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Age	Position

Everett R. Dobson(1)	45	Chairman, President, Chief Executive Officer, Interim Chief Operating Officer and Director
Bruce R. Knooihuizen	48	Executive Vice President and Chief Financial Officer
Timothy J. Duffy	45	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	48	Senior Vice President and Chief Information Officer
Trent W. LeForce	39	Controller and Assistant Secretary
Richard D. Sewell, Jr.	47	Treasurer
Stephen T. Dobson(1)	41	Secretary and Director
Mark S. Feighner	56	Director
Fred J. Hall	53	Director
Justin L. Jaschke	46	Director
Albert H. Pharis, Jr.	54	Director
Robert A. Schriesheim	44	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers

      The address and telephone number of each director and executive officer is: c/o Dobson Communications Corporation, 14201 Wireless Way Oklahoma City, Oklahoma 73134, telephone umber is (405) 529-8500.

Item 4.	Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary — The Exchange Offer and Consent Solicitation,” “Description of Capital Stock — Common Stock,” “Description of Capital Stock — General Terms of Preferred Stock,” “Description of Capital Stock — 12.25% Senior Exchangeable Preferred Stock,” “Description of Capital Stock — 13% Senior Exchangeable Preferred Stock,” “The Exchange Offer and Consent Solicitation — Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation — General,” “The Exchange Offer and Consent Solicitation — Conditions of the Exchange Offer,” “The Exchange Offer and Consent Solicitation — Timing of the Exchange Offer,” “The Exchange Offer and Consent Solicitation — Extension, Termination and Amendment,” “The Exchange Offer and Consent Solicitation — Exchange of Preferred Stock; Settlement,” “The Exchange Offer and Consent Solicitation — No Fractional Shares of Class A Common Stock,” “The Exchange Offer and Consent Solicitation — Payment of Consent Fee,” “The Exchange Offer and Consent Solicitation — Procedure for Tendering and Consenting,”

“The Exchange Offer and Consent Solicitation — Effects of Tenders and Consents,” “The Exchange Offer and Consent Solicitation — Withdrawal of Tenders and Revocation of Consents,” “The Exchange Offer and Consent Solicitation — The Proposed Amendments,” “The Exchange Offer and Consent Solicitation — Subsequent Repurchases of Shares of Preferred Stock,” “The Exchange Offer and Consent Solicitation — Accounting Treatment,” “Comparison of Rights Between Our Preferred Stock and Our Common Stock,” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

      (b) Purchases.

      The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company, and therefore, no securities will be purchased by the Company from any such persons in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (e) Agreements Involving the Subject Company’s Securities.

      The information set forth in the Prospectus in the section “Description of Capital Stock — Common Stock — Investors’ Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation — What is the purpose of the exchange offer and consent solicitation?” and “The Exchange Offer and Consent Solicitation — Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

      (b) Use of Securities Acquired.

      The information set forth in the Prospectus in the section entitled “The Exchange Offer and Consent Solicitation — General” is incorporated herein by reference.

      (c) Plans.

      The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation — What is the purpose of the exchange offer and consent solicitation?”, “Questions and Answers About the Exchange Offer and Consent Solicitation — Will I receive accumulated, undeclared and unpaid dividends on the preferred stock I tender?”, “Questions and Answers About the Exchange Offer and Consent Solicitation — What are the conditions to the closing of the exchange offer?”, “Summary — Recent Developments,” “Summary — The Exchange Offer and Consent Solicitation — Accrued Dividends on Preferred Stock,” “Summary — The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer,” “Risk Factors — Risk Related to the Exchange Offer — By tendering your shares of preferred stock, you will lose your right to receive any dividend payments on your series of preferred stock and the redemption payment,” “Risk Factors — Risk Related to the Exchange Offer — Shares of preferred stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer,” “Management — Rights of Holders of Preferred Stock,” “The Exchange Offer and Consent Solicitation — General” and “The Exchange Offer and Consent Solicitation — Conditions of the Exchange Offer — Stockholder Approval” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a) Source of Funds.

      The information set forth in the Prospectus in the section entitled “The Exchange Offer and Consent Solicitation — Financing of the Exchange Offer” is incorporated herein by reference.

      (b) Conditions.

      The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation — Financing of the Exchange Offer” and “The Exchange Offer and Consent Solicitation — Conditions of the Exchange Offer — Stockholder Approval” is incorporated herein by reference.

      (c) Expenses.

      Not applicable.

      (d) Borrowed Funds.

      Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

      (a) Securities Ownership.

      The information set forth in the Prospectus in the sections entitled “Management” and “Principal Stockholders” is incorporated herein by reference.

      (b) Securities Transactions.

      Not applicable.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations.

      The information set forth in the Prospectus in the sections entitled “The Exchange Offer and Consent Solicitation — Dealer Manager and Solicitation Agent,” “The Exchange Offer and Consent Solicitation — Information Agent” and “The Exchange Offer and Consent Solicitation — Exchange Agent,” is incorporated herein by reference.

      (b) Employees and Corporate Assets.

      Not applicable.

Item 10.	Financial Statements.

      (a) Financial Information.

      The information set forth in the Prospectus in the sections entitled “Where You Can Find More Information” and “Index to Consolidated Financial Statements” is incorporated herein by reference.

      (b) Pro Forma Information.

      The information set forth in the Prospectus in the section entitled “Unaudited Pro Forma Consolidated Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer and Consent Solicitation — What are the conditions to the closing of the exchange offer?,”

“Summary — The Exchange Offer and Consent Solicitation — Conditions to the Offer” and “The Exchange Offer and Consent Solicitation — Conditions of the Exchange Offer” is incorporated herein by reference.

      (b) Other Material Information.

      Not applicable.

Item 12.	Exhibits.

      (a)(1) Prospectus subject to completion, dated January 18, 2005 — incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on January 18, 2005.

      (a)(2) Press Release, dated January 18, 2005.

      (b) Not applicable.

      (d) Not applicable.

      (g) Not applicable.

      (h) Opinion of Mayer, Brown, Rowe & Maw LLP — incorporated by reference to Exhibit 8 to the Company’s Registration Statement on Form S-4 filed on January 18, 2005.

Item 13.	Information Required by Schedule 13E-3.

      (a) Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ Ronald L. Ripley

Name: Ronald L. Ripley Title: Senior Vice President and General Counsel Date: January 18, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

(a)(1)	Prospectus subject to completion, dated January 18, 2005 — incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on January 18, 2005.
(a)(2)	Press Release, dated January 18, 2005.
(b)	Not applicable
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Mayer, Brown, Rowe & Maw LLP — incorporated by reference to Exhibit 8 to the Company’s Registration Statement on Form S-4 filed on January 18, 2005.